SAMSON OIL & GAS LIMITED ACQUIRES ADDITIONAL EQUITY IN STATE GC #2

Denver 1600 hours March 13, Perth 0700 hours March 14 2008

STATE GC#2 (Working Interest SSN 37%, Net Revenue Interest 28.3%)
As previously advised the State GC#2 well spudded on February 16th and was drilled to a depth of 4,700 feet where the well lost circulation, resulting in a stuck bottom hole assembly which required a cement plug to be set and the well deviated. The current operation in the sidetrack is drilling ahead at a depth of 5,521 feet. The well is expected to be drilled ahead to a depth of 5,700 feet at which point an intermediate casing string will be set, and then the well will be drilled to its planned total depth of 11,600 feet.

Due to the increased cost of the well, one of the partners in the well elected to sell part of its equity at no cost, thus Samson’s working interest has increased to 37% and its net revenue interest to 28%.

The State GC#2 well is located in the Permian Basin in Lea County in eastern New Mexico. The well is adjacent to the State GC#1 well, which produces oil from the Lower Leonard Formation. This well has produced a gross 543,000 barrels and has a gross Expected Ultimate Recovery of 1.1 million barrels. The State GC #2 well can be expected to have a similar recovery so long as the amplitude response is proven to be accurate.

The State GC #2 well location has been developed through the use of 3D seismic which has been analyzed for amplitude response and both the State GC#1 well and the State GC#2 well are located in areas of elevated amplitude thought to be caused by the incidence of porosity. The credibility of the amplitude response has been enhanced because of the lack of amplitude associated with two dry holes drilled adjacent to the State GC#1 well by neighboring lease holders. Thus there is both positive and negative evidence that the porosity associated with the Lower Leonard can be imaged by 3D seismically derived amplitudes.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR

Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. Samson understands that the Operator of the State GC#2 will continue to drill the well and undertake the operations on schedule; these operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or continuing problems with lost circulation or other unanticipated difficulties could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.